UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

16 December 2005
Number 50/05

BHP BILLITON APPROVES ITS SHARE OF NWS ANGEL DEVELOPMENT

BHP Billiton announced today its share of development costs for the North West Shelf Venture's Angel gas and condensate field off the north west coast of Australia. Development will begin immediately following final investment decisions by all of the joint-venture participants.

Based on the operator's estimate the total investment is A$1.6 billion (BHP Billiton's share approximately US$200 million). This will include installation of the Venture's third major offshore production platform off the North West Shelf and associated infrastructure, including a new subsea 50km pipeline which will be tied in to the first trunkline at the North Rankin platform. The development is expected to be fully operational by the end of 2008.

BHP Billiton's Group President Energy, Philip Aiken, said: "The development is another significant step in BHP Billiton's goal to maximise the value of our interest in the North West Shelf and follows our approval of the fifth train expansion earlier this year."

"The Angel project continues to build on the foundation of the North West Shelf's LNG business," Mr Aiken said.

The remotely operated Angel processing platform will be in 80 metres of water about 49km east of the Venture's existing North Rankin production facility. Hydrocarbons will be produced through one processing unit with a capacity of up to 800 million standard cubic feet of gas a day plus associated condensate.

The six equal participants in the NWS Project are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd 16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Pty Ltd (16.67%). CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 16 December 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary